SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of May, 2005

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F   X              Form 40-F
                  --------                   --------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
         Yes               No  X
            -----            -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A

This Form 6-K consists of:

The announcement of resolutions passed at the annual general meeting for the Year 2004 of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on May 18, 2005.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       China Petroleum & Chemical Corporation



                                                              By: /s/ Chen Ge
                                                                  -----------

                                                                Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: May 18, 2005

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
    (a joint stock limited company incorporated in the People's Republic of
                        China with limited liability)
                              (Stock Code: 0386)

   Announcement of Resolutions Passed at the Annual General Meeting for the
                                  Year 2004

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Sinopec Corp. and all members of its board of the directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
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The Annual General Meeting for the year 2004 (the "AGM") of China Petroleum &
Chemical Corporation ("Sinopec Corp.") was held at Crowne Plaza Beijing - Park View Wuzhou, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC on 18th May 2005 at 9:00 a.m. 16 shareholders and authorized proxies holding an aggregate of 71,862,532,148 shares carrying voting rights of Sinopec Corp., representing 82.8841% of the total voting shares of Sinopec Corp., (there are in total 86,702,439,000 shares with voting rights in issue), were present at the AGM. This shareholding proportion was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of Sinopec Corp. Out of the shareholders and authorized proxies present at the AGM, there were 12 shareholders holding tradable shares (including proxies), holding an aggregate of 5,327,341,148 shares carrying voting rights of Sinopec Corp. and 4 shareholders holding non-tradable shares (including proxies), holding an aggregate of 66,535,191,000 shares carrying voting rights of Sinopec Corp.

The AGM was convened by the board of directors of Sinopec Corp. and chaired by Mr. Chen Tonghai, director of Sinopec Corp. After consideration by the shareholders and authorized proxies and through voting by way of a poll on each of the proposed resolutions, the following ordinary resolutions were passed at the AGM:

1. The report of the board of directors of Sinopec Corp. for the year ended 31 December 2004 was approved.

      Votes in favour of the resolution: 71,723,300,148 shares; and votes against the resolution: 344,000 shares, representing 99.9995% and 0.0005% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including proxies) present at the AGM. Out of which, votes of shareholders holding tradable shares in favour of the resolution: 5,118,109,148 shares; and votes of shareholders holding tradable shares against the resolution: 344,000 shares; votes of shareholders holding non-tradable shares in favour of the resolution: 66,535,191,000 shares; votes of shareholders holding non-tradable shares against the resolution: 0 shares.

2. The report of the supervisory committee of Sinopec Corp. for the year ended 31 December 2004 was approved.

      Votes in favour of the resolution: 71,723,534,148 shares; and votes against the resolution: 90,000 shares, representing 99.9999% and 0.0001% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including proxies) present at the AGM. Out of which, votes of shareholders holding tradable shares in favour of the resolution: 5,188,343,148 shares; and votes of shareholders holding tradable shares against the resolution: 90,000 shares; votes of shareholders holding non-tradable shares in favour of the resolution: 66,535,191,000 shares; votes of shareholders holding non-tradable shares against the resolution: 0 shares.

3. The audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2004 were approved.

      Votes in favour of the resolution: 71,724,701,448 shares; and votes against the resolution: 90,400 shares, representing 99.9999% and 0.0001% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including proxies) present at the AGM. Out of which, votes of shareholders holding tradable shares in favour of the resolution: 5,189,510,448 shares; and votes of shareholders holding tradable shares against the resolution: 90,400 shares; votes of shareholders holding non-tradable shares in favour of the resolution: 66,535,191,000 shares; votes of shareholders holding non-tradable shares against the resolution: 0 shares.

4. The plan for profit appropriation and the final dividend of Sinopec Corp. for the year ended 31 December 2004 were approved.

      According to the consolidated accounts of Sinopec Corp. for the year 2004 prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards, the audited net profits were RMB32.275 billion and RMB36.019 billion, respectively. In accordance with the provisions of the Articles of Association of Sinopec Corp., profits after tax available for allocation shall be the lower of the net profits as determined in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards. Accordingly, having taken into account the allocation of 10% of the net profits to each of the statutory surplus reserve (RMB3.228 billion) and the statutory public welfare fund (RMB3.228 billion), the unallocated profits brought forward from the previous financial year (RMB19.975 billion), and deducting the distribution of the final dividends for the year 2003 (RMB5.202 billion) and the interim dividend in 2004 (RMB3.468 billion), there remains a sum of RMB37.124 billion available for allocation for the year 2004. On the basis of the total number of issued shares of 86,702,439,000, as at the end of year 2004, the cash dividend distributable per share for the year 2004 is proposed to be RMB0.12 (including tax). The total amount of cash dividend for the year amounts to RMB10.404 billion. After the deduction of the interim cash dividend in the amount of RMB0.04 per share distributed, or RMB3.468 billion in aggregate, the final cash dividend proposed for allocation after the date of the balance sheet in 2004 is RMB0.08 per share, or RMB6.936 billion in aggregate. The final dividend will be paid on or before 27th June 2005 to all the shareholders registered in the shareholders' register of Sinopec Corp. as at 3rd June 2005.

      Votes in favour of the resolution: 71,862,197,848 shares; and votes against the resolution: 93,500 shares, representing 99.9999% and 0.0001% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including proxies) present at the AGM. Out of which, votes of shareholders holding tradable shares in favour of the resolution: 5,327,006,848 shares; and votes of shareholders holding tradable shares against the resolution: 93,500 shares; votes of shareholders holding non-tradable shares in favour of the resolution: 66,535,191,000 shares; votes of shareholders holding non-tradable shares against the resolution: 0 shares.

5. The re-appointments of KPMG Huazhen and KPMG as the PRC and international auditors, respectively, of Sinopec Corp. for the year 2005 were approved and the board of directors of Sinopec Corp. was authorised to fix their remuneration.

      Votes in favour of the resolution: 71,861,889,048 shares; and votes against the resolution: 643,100 shares, representing 99.9991% and 0.0009% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including proxies) present at the AGM. Out of which, votes of shareholders holding tradable shares in favour of the resolution: 5,326,698,048 shares; and votes of shareholders holding tradable shares against the resolution: 643,100 shares; votes of shareholders holding non-tradable shares in favour of the resolution: 66,535,191,000 shares; votes of shareholders holding non-tradable shares against the resolution: 0 shares.

6. The proposal regarding Sinopec Corp. Tianjin 1 million tonnes per annum ethylene and auxiliary facilities project was approved.

      Votes in favour of the resolution: 68,793,541,155 shares; and votes against the resolution: 2,459,119,082 shares, representing 96,5487% and 3.4513% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including proxies) present at the AGM. Out of which, votes of shareholders holding tradable shares in favour of the resolution: 2,258,350,155 shares; and votes of shareholders holding tradable shares against the resolution:
      2,459,119,082 shares; votes of shareholders holding non-tradable shares in favour of the resolution: 66,535,191,000 shares; votes of shareholders holding non-tradable shares against the resolution: 0 shares.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of voting at the AGM (Note). Mr. He Fei, a PRC lawyer from Haiwen & Partners, attended the AGM and issued a legal opinion that the convening of the AGM, the procedures for holding the AGM, the eligibility of the persons attending the AGM and the procedures for voting at the AGM were in compliance with relevant laws and regulations and the Articles of Association of Sinopec Corp.

According to the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended from 9:30 a.m. on 18th May 2005 and will resume from
9.30 a.m. on 19th May 2005.


                                                 By Order of the Board
                                                        Chen Ge
                                          Secretary to the Board of Directors

Beijing, the PRC, 18th May 2005

Note: The taking of the poll results was scrutinised by KPMG, Certified Public
      Accountants, whose work was limited to the conduct of certain procedures requested by Sinpec Corp. in accordance with the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of Sinopec Corp. are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of Sinopec Corp. is Mr Cao Yaofeng.